UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated November 2, 2018, announcing among other things, the results of the Company's Audit Committee investigation, the decision to restate certain financial statements, and other related matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: November 2, 2018	By: /s/ Spyridon Fokas
Name: Spyridon Fokas Title: General Counsel and Secretary

Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Results of Audit Committee Investigation and Findings of Substantial Misappropriation of Company Assets

NEW YORK, November 2, 2018 – Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company"), a leading international marine fuel logistics company, today announced the results of the investigation into certain accounting-related matters by the audit committee of the Company's Board of Directors (the "Audit Committee"), as well as the Company's decision to restate certain historical financial statements as a result of the findings of the investigation.

Aegean previously reported on June 4, 2018, that, as a result of the preliminary findings of the investigation, the Audit Committee believed that approximately US$200 million of accounts receivable on the Company's books and records at December 31, 2017 would need to be written off.

Investigation Findings

The Audit Committee retained independent legal counsel to conduct the investigation with the assistance of outside forensic accountants and investigators.  The investigation is substantially complete and, based on the findings to date, the Audit Committee and Board of Directors have concluded as follows:

1.
The Audit Committee believes up to US$300 million of Company cash and other assets were misappropriated through fraudulent activities. The Audit Committee believes that the principal beneficiary of the misappropriation is OilTank Engineering & Consulting Ltd. ("OilTank"), a company based in Fujairah and incorporated on March 15, 2010 in the Marshall Islands.  On March 31, 2010 OilTank entered into a contract with Aegean's subsidiary to oversee the construction of the Fujairah Oil Terminal Facility (the "Fujairah Facility").  The Audit Committee believes that this contract was used to misappropriate Company funds through inflated contracts and fraudulent pricing.  The Audit Committee has reason to believe that OilTank is controlled by a former affiliate of the Company (the "Former Affiliate").

2.
As of December 31, 2017, the Company and/or its subsidiaries had an aggregate of approximately US$200 million in accounts receivable that arose from purported commercial transactions that occurred in 2015, 2016, and 2017.  These transactions lacked economic substance as the relevant counterparties were shell companies with no material assets or operations and were owned or controlled by former employees or affiliates of the Company.  The Audit Committee believes that the receivables were improperly recorded as part of a scheme to facilitate and conceal an extensive misappropriation of Company assets channeled to OilTank, but accounted for as transactions with these shell companies.  The Audit Committee has further confirmed that the approximately US$200 million of receivables are uncollectible and will be written off.

3.
The Investigation also uncovered additional actions to defraud the Company and/or its subsidiaries, including prepayment for future oil deliveries that were never made.  These fraudulent activities appear to have commenced as early as 2010.

4.
The misappropriation of Company assets, and the fraudulent accounting entries and fictitious documentation designed to conceal it, involved over a dozen Company employees, including members of senior management.  The employees who directed the scheme, which involved the creation of falsified and forged documents, including bank statements, audit confirmations, contracts, invoices and third party certifications, among others, have been terminated.

5.
The Audit Committee believes that this misconduct occurred in part because the Former Affiliate has exerted significant control over Company personnel and assets through various inappropriate means, including threats of economic retaliation and physical violence.  In addition, the Former Affiliate continues to have access to and control over the Company's electronic and physical files.

The Company intends to take appropriate steps to seek redress from responsible individuals and other parties for the harm to the Company caused by their involvement in the activities described above, including instituting legal proceedings and seeking to seize assets in applicable jurisdictions wherever feasible and appropriate.  Although the Company intends to pursue these matters vigorously, there can be no assurance that it will be able to recover a material portion of the losses it has incurred.

Cybersecurity Matters

In connection with the Investigation, the Company's efforts to obtain access to relevant emails and other electronic data stored on the Company's server were and continue to be obstructed as a result of, among other things, the threats of retaliation against Company personnel, and at least one attempt to delete and permanently erase documents from the Company's server through the remote installation of data deletion software by a person with administrator access.  On June 22, 2018, following a complaint by the Former Affiliate and related parties, the Hellenic Data Privacy Authority ("HDPA") issued a provisional order which prohibited the review or use of emails and other files that were collected from the Company's Piraeus, Greece server in connection with the Audit Committee's investigation.  The Company is actively litigating the HDPA's order.

Involvement of U.S. Law Enforcement Authorities

As previously disclosed, the Company voluntarily reported its preliminary findings to the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") and has now reported the results of the Audit Committee investigation.  On October 3, 2018 the Company received a grand jury subpoena from the U.S. Attorney's Office for the Southern District of New York in connection with suspected felonies.  Insofar as it is permitted to do so within the strictures of the HDPA's order, the Company is providing documentation to the DOJ.

Restatement of Affected Financials

Based on the foregoing, the Audit Committee has concluded that the Company's financial statements for (i) the fiscal years ended December 31, 2015 and December 31, 2016 included in the Company's Annual Reports on Form 20-F for the years then ended, (ii) the interim periods within such fiscal years included in the Company's Reports on Form 6-K for such periods, and (iii) the periods ended March 31, 2017, June 30, 2017, September 30, 2017 included in the Company's Reports on Form 6-K for such periods (the "Affected Financial Statements"), should no longer be relied upon. Similarly, related press releases describing the Company's financial results for such periods, as well as the fourth quarter of each of 2015, 2016 and 2017 (and the year ended December 31, 2017), should no longer be relied upon. The Company intends to restate the Affected Financial Statements to reflect the effect of the fraudulent activities described above. The Company intends to work with its auditors, PricewaterhouseCoopers S.A. (2016 and 2017) and Deloitte Certified Public Accountants S.A. (2015), to determine the individual and net effect of the inaccurate accounting entries and the theft of Company assets.

Although the Company expects the financial impact on restated periods to be material and believes that the revenues and earnings of the Company were substantially overstated in the years 2015, 2016 and 2017, it cannot currently determine the full impact or how the necessary adjustments will be recorded. In addition, other adjustments may arise as a result of the restatement process that could further impact the Company's financial statements for specified periods. Due to the amount of work involved in the restatement process, the Company cannot be certain when restated financial statements for the affected periods will be complete. In addition, the Company does not expect to file its semi-annual financial statements for the period ending June 30, 2018 until restated financial statements have been completed. The Company intends to file its restated financial statements as soon as reasonably practicable.

Internal Control Over Financial Reporting

In light of the matters discussed above, the Company's Board of Directors has concluded that material weaknesses in the Company's internal control over financial reporting ("ICFR") existed as of December 31, 2015, 2016 and 2017 and consequently, management's annual report on ICFR as of December 31, 2015, and 2016 included in the Company's Annual Reports on Form 20-F and also for the 2017 interim results should no longer be relied upon and will be restated. The Company has remediated and will continue to remediate the identified weaknesses through new procedures and controls throughout the Company and its subsidiaries. These actions include, but are not limited to, moving the Company's principal executive offices from its current location; terminating related party transactions; replacing senior management involved in accounting, finance, credit, supply, and terminal management functions; terminating personnel who were involved in the misconduct; centralizing Company systems and controls; addressing the identified cybersecurity issues as described above; and strengthening the Company's senior management team.

NYSE Update

As previously disclosed, the NYSE informed the Company that under NYSE rules, the Company has until six months from its due date to file its Annual Report on Form 20-F for the year ended December 31, 2017 with the SEC.  The Company has been in contact with the NYSE regarding an additional six-month extension past the due date.  Such an extension has not yet been granted.  If the Company fails to file the late report and all other periodic reports with subsequent due dates within six months of the filing due date of the late report, the NYSE may, in its sole discretion, allow the Company's securities to remain listed for up to an additional six months depending on certain circumstances. The Company may regain compliance with the NYSE listing standards at any time prior to such date by filing its Form 20-F with the SEC. The NYSE notice also reserves the right of the NYSE to commence delisting proceedings at any time if circumstances warrant.

Other Matters

The foregoing information is based on facts obtained to date from the results of the Investigation and the reviews of previously issued financial statements of the Company. Additional information could be discovered through ongoing investigatory activities or as a result of the preparation of restated financial statements. Such information could result in the Company having to make additional adjustments to one or more of the Affected Financial Statements, or identifying and having to remediate other material weaknesses in its ICFR.

Forward-Looking Statements

The foregoing discussion includes statements and information that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, we claim the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions or the negative thereof. Such forward-looking statements include, but are not limited to, statements that the Company will need to write-off approximately $200 million of accounts receivable, that the Company intends to restate the Affected Financial Statements, that the Company intends to restate management's annual ICFR reports in its Forms 20-F for the years ended December 31, 2015 and 2016, that the Company intends to take appropriate steps to seek redress from those responsible for the harm to the Company described herein, statements related to intended steps to redress weaknesses in ICFR and cybersecurity vulnerabilities, and the estimated effects of the matters described herein on the Affected Financial Statements. These forward-looking statements are subject to risks, uncertainties and other factors, including discovery of information in addition to or different from the information on which such estimates are based. As a result of these matters, actual results may differ materially from those expressed or implied in the forward-looking statements made in the foregoing discussion. Factors that could affect the Company's actual results include the discovery of further instances of financial misconduct, the impact of identified misconduct on the Company's results of operations, the timing of any restatement of the Affected Financial Statements, the impact of such restatement on the Company's financing agreements and other material agreements, the extent of the weaknesses in the Company's ICFR, the timing of the filing of the Company's Annual Report on Form 20-F for the year ended December 31, 2017 and the furnishing of its financial statements for the period ended June 30, 2018 on Form 6-K, and other uncertainties disclosed in the Company's reports filed with and furnished to the SEC, including its most recent report on Form 20-F and subsequent reports on Form 6-K. The Company urges readers to take such factors and the possibility of such differences into account in any consideration of the forward-looking statements included in this report and not place undue reliance on such statements. The forward-looking statements included in this report are made only as of the date of this report, and the Company undertakes no obligation to update any of these forward-looking statements to reflect subsequent events or circumstances.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines.  Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.  For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," and similar expressions are forward-looking statements.  Forward-looking statements involve known and unknown risks and uncertainties that may cause actual future results to differ materially from those projected or contemplated in the forward-looking statements.  Given the risks and uncertainties inherent in forward-looking statements, you are cautioned not to place undue reliance on any of our forward-looking statements.  Forward‑looking statements speak only as of the date on which the statements are made. Aegean undertakes no duty, and expressly disclaims any obligation, to update these forward-looking statements to reflect any future events, developments or otherwise.

AEGEAN INVESTORS:
Aegean Marine Petroleum Network Inc.
+1-212-430-1098
investor@ampni.com

or

AEGEAN MEDIA:
Gagnier Communications
Dan Gagnier
+1-646-569-5897
dg@gagnierfc.com